FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                              For 11 November 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No |X|
                          -------                      ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Director's Dealing             11 November 2002                    1 page


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                   ebookers plc ("ebookers" or the "Company")

                             Director's Shareholding

The Company was informed today that following strong institutional demand, Evolution Beeson Gregory Limited has today placed 3,000,000 ordinary 14p shares ("Ordinary Shares") on behalf of Flightbookers Investments Limited at 315p per Ordinary Share.

As a result of his interest in his own name and under a trust which controls Flightbookers Investments Limited, Dinesh Dhamija (Chairman and CEO) had an interest in a total of 29,520,700 Ordinary Shares. Following the above sale he is now interested in 26,520,700 Ordinary Shares representing 53.1 per cent. of the current issued share capital.

On the Nasdaq ebookers plc's shares trade as ADRs (American Depositary Receipts). One ADR is equivalent to two Ordinary Shares

11 November 2002


ebookers plc
(LSE: EBR)
(Nasdaq: EBKR)
+44 20 7489 2239

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ebookers plc


Dated:  November 11 2002
                                 Dinesh Dhamija
                                 Chief Executive Officer